Exhibit 99.12

Offshore wind: TotalEnergies, Green Investment Group and RIDG reveal west of Orkney ScotWind bid in Scotland

•	Consortium of Green Investment Group, TotalEnergies and RIDG responded to the ScotWind round bid for the ‘N1’ site near Orkney and Caithness.

Edinburgh, 29 September 2021 – A consortium of TotalEnergies, Macquarie’s Green Investment Group and Scottish developer RIDG has announced their bid for an offshore wind project in an area west of the Orkney Islands. The two-gigawatt proposal – named the West of Orkney Windfarm – has the potential to power more than two million homes and is currently being assessed by the Crown Estate Scotland as part of the ScotWind leasing round.

The bid is the culmination of five years of engagement between the consortium and stakeholders in Caithness and Orkney, which includes Memorandums of Understanding with Orkney Harbour Authority and Scrabster Harbour Trust to enhance port infrastructure and position the area competitively to support offshore wind projects in the future.

An exclusive Memorandum of Understanding has also been signed with the European Marine Energy Centre on Orkney (EMEC), formalising a long-standing relationship in technical innovation and environmental data collection, building on EMEC’s unique marine energy research and development facilities and expertise.

“Scotland has been a pioneer in the deployment of renewable electricity – and now, through projects to be delivered via ScotWind, we believe it could play a role in showcasing a deep and economy wide energy transition. By working with local partners, we can ensure that we create sustainable, long-term jobs in Caithness and Orkney as part of this transition to a net zero economy” said Edward Northam, Head of GIG Europe.

“TotalEnergies is delighted to participate in this tender alongside GIG and RIDG. We will provide our resources and expertise in offshore operations and maintenance to ensure the success of this project in close collaboration with the local community and industry which we aim to strengthen. Our participation in the tender is an illustration of our commitment to support Scotland in its energy transition towards its Net Zero target by 2045. If awarded, this project will contribute to our goal of reaching 100 GW of renewable generation capacity by 2030.” said Julien Pouget, Senior Vice President Renewables at TotalEnergies.

“RIDG first put the West of Orkney Windfarm on the map back in 2016; since then, we’ve been working closely with local stakeholders to ensure any project we bring forward delivers for the local economy. We were therefore delighted to submit our bid as part of a consortium designed specifically around this location, and particularly excited to do this with the support of so many local businesses, who will be vital for successful project delivery” said Mike Hay, Director of Scottish developer RIDG.

The consortium has undertaken extensive site investigations, including birds, marine mammals and near-shore geophysical surveys, and has finalised a grid connection agreement with National Grid that will enable the project to commence generation in 2029.

***

About Macquarie’s Green Investment Group

Macquarie’s Green Investment Group (GIG) is a specialist in green infrastructure principal investment, project development and delivery, green impact advisory and the management of portfolio assets. Its track record, expertise and capability make it a global leader in green investment and development, dedicated to accelerating the green transition.

TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About RIDG

RIDG – Renewable Infrastructure Development Group – was established as an independent, specialised offshore wind project development company with the knowledge and experience to identify, design and deliver high quality consented assets for strategic partners to build and operate.

RIDG presents a simpler, leaner and more flexible approach to project development, one that draws upon the strengths of both established and emerging suppliers to deliver projects safely, efficiently and cost effectively.

About Scrabster Harbour Trust

Scrabster Harbour Trust was founded in 1841. Scrabster is the most Northerly mainland commercial port in the UK. Scrabster Harbour is an independent Trust Port governed by its own legislation with all surpluses reinvested in the maintenance and development of the port to ensure that it meets the requirements of users.

About Orkney Harbour Authority

Marine Services, a division of Orkney Islands Council as the Competent Harbour Authority (CHA) is responsible for the safe and efficient operation of the 29 piers and harbours located throughout the Orkney Islands under their jurisdiction and operate under the principles set out in the Port Marine Safety Code.

About EMEC

Established in Orkney in 2003, EMEC is the world’s leading facility for testing wave and tidal energy converters in real sea conditions. The centre offers independent, accredited grid-connected test berths for testing full-scale prototypes, as well as test sites in less challenging conditions for use by smaller scale technologies, supply chain companies, and equipment manufacturers.

To date, more marine energy converters have been deployed in Orkney, Scotland, than at any other single site in the world with 21 wave and tidal energy clients (from 11 countries) having tested 34 marine energy devices.

EMEC is committed to supporting the transition to net zero and has expanded activities into new sectors including green hydrogen, floating wind, transport and energy systems.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

GIG Contact

Media Relations: mediaEMEA@macquarie.com | +44 20 3037 4014

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l         @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.